SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                        China Direct Trading Corporation
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
                         (Title of Class of Securities)


                                   16938E 10 2
                                 (CUSIP Number)

                                  William Dato
                    4100 North Powerline Road, Bldg O, Unit 3
                          Pompano Beach, Florida 33073
                                 (954) 969-8558
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 2006
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                        (continued on following page(s))
                                   Page 1 of 8

CUSIP NO. 16938E 10 2              SCHEDULE 13D                      PAGE 2 OF 8

FTL:1675572:4

--------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          William Dato

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3       SEC USE
           ONLY




--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS (See Instructions)
           (See Item 3)
--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO TIEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

        NUMBER OF                     (See Item 5)
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ---------------------------------------------------

                                8     SHARED VOTING POWER

                                      None

                             ---------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      (See Item 5)

                             ---------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      None

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                51,367,958  (8.92%)*
--------------------------------------------------------------------------------

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)

                                                                             |_|
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            (8.92%)*
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------
         *As of November 14, 2005, there were 524,977,610 shares of the Common Stock of the Issuer outstanding according to the Issuer's annual report on Form 10-QSB for the quarterly period ended September 30, 2005.


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


CUSIP NO. 16938 E 10 2          SCHEDULE 13D                         PAGE 3 OF 8


ITEM 1.       SECURITY AND ISSUES

              The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share ("Common Stock"), of China Direct Trading Corporation, a Florida corporation (the "Company"). The Company's principal executive offices are located at 12535 Orange Drive, Suite 613, Davie, Florida 33330.

ITEM 2.       IDENTITY AND BACKGROUND

              (a) This statement is being filed by William Dato, a natural person in his individual capacity ("Dato").

              (b) The principal address for Dato is 4100 North Powerline Road, Building O, Unit 3, Pompano Beach, Florida 33073.

              (c) Dato's present principal occupation is President and owner of a forty-nine percent (49%) member interest in Complete Power Solutions, LLC, a Florida limited liability company ("CPS"), of which a 51% member interest is owned by the Company.

              (d) During the last five (5) years, Dato has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five (5) years, Dato has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              (f)     Dato is a citizen of the United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS

         Dato was the sole member of CPS. In connection with the acquisition of CPS by the Company, CPS, Dato and the Company entered into a purchase agreement, dated January 27, 2006 ("Purchase Agreement"), whereby the Company acquired from Dato fifty-one percent (51%) of the member interest of CPS for a purchase price in the amount of Six Hundred Thirty-Seven Thousand and 00/100 Dollars ($637,000.00) and the delivery of six hundred thousand (600,000) shares of the Company's Series A Convertible Preferred Stock ("Series A Preferred Stock"), valued at One Million Two Hundred Thousand and 00/100 Dollars ($1,200,000.00). The Series A Preferred Stock is convertible into fifty million seven hundred thirty-nine thousand nine hundred fifty-eight (50,739,958) shares of the Company's Common Stock, subject to adjustment in certain circumstances. Under the terms of the Purchase Agreement, the Company was required to file an amendment to its articles of incorporation creating the Series A Preferred Stock. In addition, Dato acquired six hundred twenty-eight thousand (628,000) shares of the Company's Common Stock in a series of cash purchases using

FTL:1675572:4

CUSIP NO. 16938 E 10 2          SCHEDULE 13D                         PAGE 4 OF 8


available cash from personal funds in the open market executed through his broker, Ameritrade.

ITEM 4.       PURPOSE OF THE TRANSACTION

         Dato acquired the Shares (as defined in Item 5) for investment purposes. Dato does not have any present intention to seek control of the Company. However, Dato may make additional purchases of Common Stock or determine to dispose of some or all of his holdings of Common Stock. Decisions about future purchases or sales will depend upon Dato's evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to Dato, general economic conditions, stock market conditions and other future developments. Such purchases or sales may be made either in the open market, in private transactions or otherwise.

         Depending upon the results of his evaluation of the factors mentioned above, as well as other factors that he may consider relevant, Dato may, at any time, decide to change his intentions with respect to his investment in the Common Stock. Except as discussed above, Dato has no current plans or proposals which relate to or would result in the occurrence of any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN THE SECURITIES OF THE ISSUER

         (a) Dato beneficially owns an aggregate of 51,367,958 shares of Common Stock ("Shares"), comprised of 600,000 shares of Series A Preferred Stock which may be converted at any time without payment of further consideration into an aggregate of 50,739,958 shares of Common Stock, subject to adjustment in some circumstances, which were acquired in connection with the Purchase Agreement, and a net total of 628,000 shares of Common Stock acquired by Dato in a series of cash purchases made in the open market. The Shares represent in aggregate beneficial ownership of approximately 8.92% of the Company's total outstanding Common Stock, based on 524,977,610 shares of Common Stock outstanding as disclosed in the Company's annual report on Form 10-QSB for the quarterly period ended September 30, 2005.

         (b) Dato has the sole power to vote and dispose of all of the Shares.

         (c) Each of the following transactions represents open market sales of Common Stock made at the market through Ameritrade during the 60-day period prior to January 27, 2006.

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CUSIP NO. 16938 E 10 2          SCHEDULE 13D                         PAGE 5 OF 8

----------------------------- -------------------------- -----------------------
      TRANSACTION DATE             NUMBER OF SHARES          PRICE PER SHARE
----------------------------- -------------------------- -----------------------
          12/06/05                    76,800.00                   0.022
----------------------------- -------------------------- -----------------------
          12/06/05                    121,200.00                  0.020
----------------------------- -------------------------- -----------------------
          12/06/05                    152,000.00                  0.021
----------------------------- -------------------------- -----------------------
          12/06/05                    350,000.00                  0.020
----------------------------- -------------------------- -----------------------
          12/06/05                    79,463.00                   0.018
----------------------------- -------------------------- -----------------------
          12/06/05                    85,000.00                   0.019
----------------------------- -------------------------- -----------------------
          12/06/05                    105,000.00                  0.020
----------------------------- -------------------------- -----------------------
          12/06/05                    38,896.00                   0.018
----------------------------- -------------------------- -----------------------
          12/06/05                    131,104.00                  0.019
----------------------------- -------------------------- -----------------------
          12/06/05                    80,000.00                   0.019
----------------------------- -------------------------- -----------------------
          1/11/06                     122,000.00                  0.026
----------------------------- -------------------------- -----------------------


         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

         Under the terms of the Purchase Agreement, Dato is entitled to repurchase from the Company twenty percent (20%) of the member interests of CPS for the fair market value of such interests on the first to occur of (1) the third anniversary of the closing date of the transaction unless prior to such date, the Company has either (x) made an underwritten public offering of the member interests of CPS owned by it at a price that values CPS at an aggregate amount not less than Fifteen Million and 00/100 Dollars ($15,000,000.00) and where Dato has the right to include his member interests in the offering at the expense of the Company, other than underwriter's discount, or (y) (i) paid Dato eleven percent (11%) of the member interests of CPS in consideration of the agreement of CPS to engage the Company as CPS's exclusive supplier of import generators and (ii) distributed twenty percent (20%) of the member interests to the Series A Preferred Stock and Common Stock shareholders of the Company as a dividend, which dividend is distributed in proportion to the total capital stock of the Company treating the shares of Series A Preferred Stock as shares of Common Stock on an "as if converted" basis or (2) the determination of the Company's independent public auditors or the Securities and Exchange Commission that the Company shall not be permitted to consolidate the financial statements of CPS with the financial statements of the Company.

         Pursuant to the Purchase Agreement, the Company agreed to register the Series A Preferred Stock and the Shares under the Securities Act of 1933, as amended, and applicable state securities laws as promptly as practicable following the closing of the acquisition of the Series A Preferred Stock at the Company's sole cost and expense.

         Pursuant  to  an   employment   agreement,   dated   January  27,  2006

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CUSIP NO. 16938 E 10 2          SCHEDULE 13D                         PAGE 6 OF 8



("Employment Agreement"), among Dato, CPS and the Company, Dato will serve as President of CPS for a five (5) year term at a base salary of One Hundred Thousand and 00/100 Dollars ($100,000.00) per year, subject to annual increases, with a yearly bonus payment based on the net income of CPS.

         Dato also entered into a voting agreement, dated January 27, 2006 ("Voting Agreement"), with the Company and Howard Ullman, Chief Executive Officer and President of the Company ("Ullman"), which provides that Ullman shall vote his shares of the Company to elect Dato to the Board of Directors so long as Dato owns greater than twenty percent (20%) of the member interests of CPS or the Company owns greater than ten percent (10%) of the member interests of CPS.

         Copies of the Purchase Agreement, Employment Agreement and Voting Agreement (collectively, the "Documents") were filed by the Company as Exhibits 2.1, 10.3 and 10.1, respectively, to the Company's Report on Form 8-K dated January 27, 2006. The Documents are incorporated by reference into this Schedule and the foregoing descriptions of the transactions consummated in connection with the Documents are qualified in their entirety by reference to the Documents.

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS

   1. Purchase  Agreement,  dated  January 27, 2006,  by and among William Dato,
      Complete Power Solutions, LLC and China Direct Trading Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by China Direct Trading Corporation on January 27, 2006).

   2. Employment Agreement, dated January 27, 2006, by and among William Dato, Complete Power Solutions, LLC and China Direct Trading Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by China Direct Trading Corporation on January 27, 2006).

   3. Voting  Agreement,  dated  January 27, 2006,  by and among  William  Dato,
      Howard Ullman and China Direct Trading Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by China Direct Trading Corporation on January 27, 2006).



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


CUSIP NO. 16938 E 10 2          SCHEDULE 13D                         PAGE 7 OF 8


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                     /s/ WILLIAM DATO
                                                     William Dato, Individually




Date:    April 10, 2006

                                  EXHIBIT INDEX


DOCUMENT NO.                    DOCUMENT DESCRIPTION                            PAGE NO.

1.       Purchase Agreement, dated January 27, 2006, by and                     Incorporated by reference
         among William Dato, Complete Power Solutions, LLC and                  to Exhibit 2.1 of the
         China Direct Trading Corporation                                       Current Report on Form 8-K
                                                                                filed by China Direct Trading
                                                                                Corporation on January 27, 2006

2.       Employment Agreement, dated January 27, 2006, by                       Incorporated by reference to
         and among William Dato, Complete Power Solutions,                      Exhibit 10.3 of the Current
         LLC and China Direct Trading Corporation                               Report on Form 8-K filed by
                                                                                China Direct Trading Corporation
                                                                                on January 27, 2006

3.       Voting Agreement, dated January 27, 2006, by and among                 Incorporated by reference to
         William Dato, Howard Ullman and China Direct Trading                   Exhibit 10.1 of the Current
         Corporation                                                            Report on Form 8-K filed by
                                                                                China Direct Trading Corporation
                                                                                on January 27, 2006